November 4, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. Henry C. Wolf
Vice Chairman and Chief Financial Officer
3 Commercial Place
Norfolk, Virginia 23510-2191

Re:	Norfolk Southern Corporation
	Form 10-K for the year ended December 31, 2004
	Forms 10-QSB for the periods ended June 30, 2005, March 31,
2005
and
      September 30, 2005
	Commission file #: 001-08339

Dear Mr. Wolf:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist
you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the
end of this letter.
* * * * * * * * * * * * * * * * * * * * * * *
Form 10-K for the year ended December 31, 2004

Item 1. Business, page K3

1. We note your disclosure on page K6 that in 2004 your railroads were found by the STB not to be "revenue adequate" and that the determination does not adversely impact your liquidity or capital resources. Please tell us and disclose in future filings the nature of any negative financial statement impacts this finding has (or will have in the future) on the Company, such as penalties, fines, etc.

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

- Description of Business

2. We note your disclosure that ultimate points of origination or destination for some of the freight are outside the United States. In future filings, to the extent that total revenues from external customers attributed to all foreign countries from which the enterprise derives revenues are material, please disclose the amount in the notes to the financial statements in future filings. See paragraph 38(a) of SFAS 131.

- Revenue Recognition

3. We note your disclosure that refunds are recorded as a reduction to revenues based on management`s best estimate of projected liability. Please explain to us the nature of the transactions that are subject to refunds and tell us how your revenue recognition policy for recording revenues that are subject to refund is consistent with SAB 101. Include in your response your method for developing reasonable and reliable estimates of the amount of refunds. See Question 7 of SAB 101.

4. We note the disclosure in Note 1 indicating that transportation revenues are recognized proportionally as a shipment moves from origin to destination. Please tell us and clarify in your accounting policy disclosures in future filings, how your related transportation expenses are recognized as expense. Your response should clearly indicate how your expense recognition policy complies with the guidance outlined in EITF 91-9.

Note 2. Investment in Conrail and Operations Over Its Lines

- Conrail Corporate Reorganization

5. We note the disclosure in Note 2 indicating that in connection with the Conrail Corporate Reorganization, the Company obtained direct ownership and control of Conrail`s former subsidiary Pennsylvania Lines LLC (PRR) and terminated its operating and lease agreements with PRR. We also note that in connection with this reorganization transaction, the Company became obligated on new debt securities which were issued in exchange for the unsecured public debentures of Conrail, and that as a result of this transaction, the
Company`s investment in Conrail no longer includes amounts related to
PRR and NYC, indicating that the Company also relinquished any ownership which it previously held in New York Central Lines, LLC. Additionally, we note that the Company accounted for this transaction at fair value and recognized a gain of $53 million.

With regards to this reorganization transaction, please address the following matters in your response and in your revised disclosures:

* Please explain how the Company determined the carrying value of the portion of its "investment in Conrail" of $5,515 which was attributable to the assets or interests relinquished or exchanged in this transaction.
* Please clarify the amount of debt on which the Company became the direct obligor as a result of the reorganization transaction. We are unclear as to why long-term debt on the Company`s balance sheet increased by $734 million as a result of the transaction as the table on page K50 indicates if the Company issued debt for only 58% of Conrail`s unsecured public debentures of $800 million (i.e., approximately $464 million) as the disclosure on page K49 indicates.
Also, we note from the disclosure on page K49 that Conrail`s secured debt and lease obligations remained obligations of Conrail so we are unclear as to why they would be reflected in the Company`s financial statements as a result of the reorganization transaction. Please explain why capitalized leases as disclosed in Note 8 on page K58 includes $135 million related to the fair value of equipment sublease obligations for equipment that remain secured debt and lease obligations of Conrail.
* Please indicate the nature of the items comprising the line item "extinguishment of amounts due to PRR" of $870 million reflected in the table on page K50 reflecting the calculation of the $53 million gain. As part of your response and your revised disclosures, please explain why it is appropriate to consider these amounts in the determination of the gain or loss on the transaction.
* Explain why you believe gain recognition in connection with this reorganization transaction is appropriate and in accordance with the guidance outlined in EITF 01-2 or other applicable accounting literature.

Also, revise to disclose pro forma information giving effect to the reorganization transaction in accordance with paragraphs 54 and 55 of
SFAS No.141. If you do not believe this is required, explain in detail your basis for this conclusion, given that "Conrail rents and services" will be reduced following the reorganization transaction.
If the reorganization transaction is expected to result only in reclassification of the amounts reported in your financial statements, explain the nature and amounts of the reclassifications that are expected to result from the transaction in your response and in your revised disclosures.

We may have further comment upon receipt of your response and our review of your revised disclosure.




- Investment in Conrail

6. We note the disclosure indicating that NS is continuing to apply the equity method of accounting to its remaining investment in Conrail. We also note that NS is amortizing the excess of the purchase price over Conrails` net equity, based primarily on the estimated remaining useful lives of Conrail`s depreciable property and equipment. Please explain and clarify in your disclosures why you believe this difference relates to depreciable property and equipment rather than goodwill and should therefore continue to be amortized.

7. Please tell us and revise Note 2 to include a breakdown of the various components of "Conrail rents and services" as described in
(1) through (3) in the last paragraph of page K50 for each period presented in the Company`s consolidated statements of operations. We believe enhanced disclosure of these items should be provided given the Company`s affiliate relationship with Conrail and to provide enhanced disclosure regarding the impact of the reorganization transaction on the Company`s results of operations. Refer to the requirements of paragraph 2 of SFAS No.57.

Note 3. Other Income-Net

8. We note that you have classified the impairment of telecommunications assets related to your T-Cubed subsidiary as "other income - net" in your statements of income. Please tell us why you believe that this impairment charge is properly presented as non-operating income or alternatively revise future filings to present this charge as part of operating expenses. See paragraph 25 of SFAS No. 144.  Also, gains and losses from sales of properties
and
other assets should also be included as a component of income from operations. Refer to the guidance outlined in paragraphs 25 and 45 of SFAS No. 144 and footnote 68 of SAB Topic 13.

Note 14. Earnings Per Share

9. We note that you have presented the calculation of basic and diluted earnings per share using net income rather than income from continuing operations. In future filings, and specifically related to the year ended December 31, 2003, please include a reconciliation of the numerators and the denominators of the basic and diluted per-share computations for income from continuing operations. See paragraph 40(a) of SFAS No. 128. Also, revise future filings to disclose basic and diluted earnings per share for discontinued operations and the cumulative effect of changes in accounting principles. Refer to the requirements of paragraph 37 of SFAS No. 128.


Note 18. Commitments and Contingencies

10. We note that you have several guarantees and indemnifications for which a liability has not been recorded. It appears that the first two paragraphs in the guarantees section relate to indemnifications that may fall under paragraph 3(c) of FIN 45 and therefore be subject to the requirements of that interpretation. For each type of indemnification disclosed, please tell us how you have complied with the requirements of FIN 45. If any of the indemnifications disclosed arose prior to the effective date of FIN 45 or would result in a liability that is immaterial to your operating results and financial position, please note that in your response.

Quarterly Report on Form 10-Q for the Quarter ended September 30,
2005
Note 6. Long-Term Debt

11. We note the disclosure in Note 6 indicating that the Company issued $717 of unsecured notes ($350 million at 5.64% due 2029 and $367 million at 5.59% due 2025) and paid $218 million of premium in exchange for $717 million of its previously issued unsecured notes ($350 million at 7.8% due 2027, $200 million at 7.25% due 2031 and $167 million at 9.0% due 2021). We also note that the $218 million cash premium payment is reflected as a reduction of debt in the Company`s balance sheet and is being amortized as additional interest expense over the terms of the new debt. Given the significant changes in the terms of the Company`s outstanding debt that resulted from this transaction, please explain in further detail why you believe the treatment used for $218 million premium payment made in connection with the exchange transaction was appropriate and in accordance with the guidance outlined in EITF 96-19, or other applicable accounting literature. We may have further comment upon receipt of your response.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. Henry C. Wolf
Norfolk Southern Corporation
November 4, 2005
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